SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                          SCHEDULE 13G
           Under the Securities Exchange Act of 1934


                     (Amendment No.  9  )*


                             Empi, Inc.
                        (Name of Issuer)




                   Common Stock  $.01 Par Value
                  (Title of Class Securities)



                           291586105
                         (CUSIP Number)




     Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

                               (1)
                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

CUSIP No.      291586105

     1) Names of Reporting Persons S.S. or I.R.S.
        Identification Nos. of Above Persons:

            Kopp Investment Advisors, Inc.
            I.D. No. 41-1663810

     2) Check the appropriate box if a Member of a Group
        (See Instructions)
        (a)

        (b)  X


     3) SEC Use Only

     4) Citizenship or Place of Organization:

           Minnesota


     Number of shares        5) Sole Voting Power: 5,000
     Beneficially Owned
     by Each Reporting
     Person With:
                             6) Shared Voting Power:


                             7) Sole Dispositive Power: 5,000


                             8) Shared Dispositive Power:
                                        *  2,923,465


     9) Aggregate Amount Beneficially Owned by Each
        Reporting Person:
                            2,928,465


     10)  Check Box if the Aggregate Amount in Row (9)
          Excludes Certain Shares (See Instructions)


     11)  Percent of Class Represented by Amount in Row 9:
                          Approx.  34.0%


     12)  Type of Reporting Person (See Instructions):  IA

* Although Kopp Investment Advisors, Inc. exercises investment discretion as to these shares, it does not vote the shares and is not the record owner of them.

                               (2)
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

CUSIP No.      291586105

     1) Names of Reporting Persons S.S. or I.R.S.
        Identification Nos. of Above Persons:
             Kopp Investment Advisors, Inc. Profit Sharing Plan
             I.D. No. 41-1663810


     2) Check the appropriate box if a Member of a Group
        (See Instructions)
        (a)

        (b)  X

     3) SEC Use Only

     4) Citizenship or Place of Organization:

               Minnesota


     Number of shares         5) Sole Voting Power: 4,000
     Beneficially Owned
     by Each Reporting        6) Shared Voting Power:
     Person With:
                              7) Sole Dispositive Power: 4,000

                              8) Shared Dispositive Power:


     9) Aggregate Amount Beneficially Owned by Each
        Reporting Person:
                                    4,000


    10) Check Box if the Aggregate Amount in Row (9)
        Exclude Certain Shares (See Instructions)


    11) Percent of Class Represented by Amount in Row 9:

                         Less than 1/10%

    12) Type of Reporting Person (See Instructions):

                            EP





                               (2a)


               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

CUSIP No.      291586105


     1) Names of Reporting Persons S.S. or I.R.S.
        Identification Nos. of Above Persons:
            Caring and Sharing Foundation
            I.D. No. 36-3485918


     2) Check the appropriate box if a Member of a Group
        (See Instructions)
        (a)

        (b)  X



     3) SEC Use Only


     4) Citizenship of Place of Organization:

               Minnesota


     Number of shares           5) Sole Voting Power: 50,000
     Beneficially Owned
     by Each Reporting          6) Shared Voting Power:
     Person With:
                                7) Sole Dispositive Power:  50,000

                                8) Shared Dispositive Power:


     9) Aggregate Amount Beneficially Owned by Each
        Reporting Person:
                                50,000


    10) Check Box if the Aggregate Amount in Row (9)
        Exclude Certain Shares (See Instructions)


    11) Percent of Class Represented by Amount in Row 9:

                          Approx. .6%


    12) Type of Reporting Person (See Instructions):  HC




                                (2b)
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

CUSIP No.          291586105


     1) Names of Reporting Persons S.S. or I.R.S.
        Identification Nos. of Above Persons:
             LeRoy C. Kopp Individual Retirement Account
             Social Security No. ###-##-####


     2) Check the appropriate box if a Member of a Group
        (See Instructions)
        (a)

        (b)  X

     3) SEC Use Only


     4) Citizenship of Place of Organization:

               United States


     Number of shares          5) Sole Voting Power: 75,000
     Beneficially Owned
     by Each Reporting         6) Shared Voting Power:
     Person With:
                               7) Sole Dispositive Power:  75,000


                                8) Shared Dispositive Power:


     9) Aggregate Amount Beneficially Owned by Each
        Reporting Person:
                            75,000

    10) Check Box if the Aggregate Amount in Row (9)
        Exclude Certain Shares (See Instructions)


    11) Percent of Class Represented by Amount in Row 9:

                           Approx. .9%

    12) Type of Reporting Person (See Instructions):  HC







                               (2c)
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

CUSIP No.       291586105


     1) Names of Reporting Persons S.S. or I.R.S.
        Identification Nos. of Above Persons:
             LeRoy C. Kopp
             Social Security No. ###-##-####

     2) Check the appropriate box if a Member of a Group
        (See Instructions)
        (a)

        (b)  X

     3) SEC Use Only

     4) Citizenship of Place of Organization:

               United States


     Number of shares          5) Sole Voting Power: 86,000
     Beneficially Owned
     by Each Reporting         6) Shared Voting Power: 50,000
     Person With:
                               7) Sole Dispositive Power:  86,000


                                8) Shared Dispositive Power:
                                                    * 2,973,465

     9) Aggregate Amount Beneficially Owned by Each
        Reporting Person:
                             3,059,465

    10) Check Box if the Aggregate Amount in Row (9)
        Exclude Certain Shares (See Instructions)

    11) Percent of Class Represented by Amount in Row 9:
                                Approx. 35.6%

    12) Type of Reporting Person (See Instructions):  HC



* Although Kopp Investment Advisors, Inc.("KIA") exercises investment discretion as to 2,923,465 of these shares, neither KIA nor LeRoy C. Kopp (100% owner of KIA) vote the shares and neither is the record owner of them.

                               (2d)





               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


Item 1(a).        Name of Issuer.

                          Empi, Inc.

Item 1(b).        Address of Issuer's Principal Executive
                  Offices.
                                1275 Grey Fox Road
                                St. Paul, MN  55112

Item 2(a).        Name of Person Filing.

            1. Kopp Investment Advisors, Inc.
            2. Kopp Investment Advisors, Inc. Profit Sharing Plan
            3. Caring and Sharing Foundation
            4. LeRoy C. Kopp Individual Retirement Account
            5. LeRoy C. Kopp

            This Statement is filed by Kopp Investment Advisors, Inc., ("KIA") on behalf of all of the above persons pursuant to Rule 13d-1(f). Attached is an agreement in writing among the above persons that this Statement be so filed on behalf of each of them. KIA is an investment adviser registered under the Investment Advisers Act of 1940. The Kopp Investment Advisors, Inc. Profit Sharing Plan is an employee benefit plan subject to ERISA for which LeRoy C. Kopp is sole trustee. LeRoy C. Kopp controls the Caring and Sharing Foundation, a family foundation; KIA; and his individual retirement account.

Item 2(b),2(c),2(d), and 2(e). Address of Principal Business Office; Citizenship; Title of Class of Securities; CUSIP Number.

            All reporting persons may be contacted at 6600 France Avenue South, Suite 672, Edina, MN 55435. Kopp Investment Advisors, Inc. is a Minnesota corporation. Kopp Investment Advisors, Inc. Profit Sharing Plan and Caring and Sharing Foundation are domiciled in Minnesota. Mr. Kopp is a United States citizen. This report pertains to the Common Shares, $.01 par value, of Empi, Inc., CUSIP #291586105.

Item 3.        This statement is filed pursuant to
               Rule 13d-1(b), or 13d-2(b). The persons
               filing include an investment adviser registered under Section 203 of the Investment Advisors Act of 1940 and an employee benefit plan subject to ERISA. The other reporting persons are filing under Rule 13d-1(b)(ii)(G) and/or certain SEC no-action letters.

                               (3)

Item 4.       Ownership as of 12/31/95:


             The information contained in Items 5 - 11 on the cover pages is incorporated herein by reference.



          The persons filing disclaim beneficial ownership of shares held in fiduciary or representative capacity. The filing of this Statement shall not be construed as an admission that the persons filing are beneficial owners of the shares covered by this Statement for purposes of Sections 13, 14 or 16 of the Securities Exchange Act of 1934, as amended.


Item 5.           Ownership of Five Percent or Less of a
                  Class.

                              N/A


Item 6.           Ownership of More than Five Percent on
                  Behalf of Another Person.

     Of the shares covered by this Statement, 2,977,465 are held in a fiduciary or representative capacity. Accordingly, persons other than the reporting persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such sales. No person individually has an interest that relates to more than five percent of the class.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
                           Mr. Kopp is the sole owner of
                   Kopp Investment Advisors, Inc. and his
                   individual retirement account. He controls
                   Caring and Sharing Foundation, a family
                   foundation.


Item 8.           Identification and Classification of
                  Members of the Group.


                                 N/A


Item 9.           Notice of Dissolution of Group.

                                 N/A

                               (4)

Item 10.          Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Date:


KOPP INVESTMENT ADVISORS, INC.


By:
   Donald B. Cornelius, Secretary/Treasurer
























                               (5)

                           AGREEMENT


     The undersigned hereby agrees that the Statement on Schedule 13G to which this Agreement is attached be filed on behalf of Kopp Investment Advisors, Inc., a Minnesota corporation; LeRoy C. Kopp, who holds 100% of the outstanding capital stock of Kopp Investment Advisors, Inc., and the LeRoy C. Kopp Individual Retirement Account:
Kopp Investment Advisors, Inc. Profit Sharing Plan, by LeRoy C. Kopp as sole trustee; and Caring and Sharing Foundation, by LeRoy C. Kopp as trustee.



Dated:




KOPP INVESTMENT ADVISORS, INC.


By:
           LeRoy C. Kopp


Title:     President






  LeRoy C. Kopp for himself and his
  individual retirement account






KOPP INVESTMENT ADVISORS, INC.
PROFIT SHARING PLAN


By:
       LeRoy C. Kopp as Sole Trustee



CARING AND SHARING FOUNDATION


By:
       LeRoy C. Kopp as Trustee

                               (6)